UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 APRIL 2016

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2016, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2016.
Statutory basis Statutory results are set out on pages 5 to 8.

Underlying basis

In order to present a more meaningful view of business performance, the results are also presented on an underlying basis excluding items that in management’s view would distort the comparison of performance between periods. Based on this principle, the following items are excluded from underlying profit:

–      Losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature of the Enhanced Capital Notes;

–      Market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–      Restructuring costs, comprising severance related costs relating to the Simplification programme announced in October 2014 and the costs of implementing ring fencing;

–      TSB build and dual running costs and the loss relating to the TSB sale; and

–      payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2016 to the three months ended 31 March 2015, and the balance sheet analysis compares the Group balance sheet as at 31 March 2016 to the Group balance sheet as at 31 December 2015.

TSB

On 24 March 2015 the Group sold a 9.99 per cent interest in TSB Banking Group plc (TSB) reducing its holding to 40 per cent. This sale resulted in a loss of control over TSB and its deconsolidation. Accordingly, the Group’s results in 2015 included TSB for the first quarter only.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic, and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

KEY HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2016

Statutory profit of £654 million

•	Statutory profit before tax of £654 million (three months to 31 March 2015: profit of £1,214 million)

Robust financial performance with stable underlying profit

•	Underlying profit of £2,054 million

•	Marginally lower total income, net of insurance claims, offset by lower operating costs

•	Credit quality remains strong with a reduction in impairment charge

Continued financial strength

•	Fully loaded common equity tier 1 ratio of 13.0 per cent before 2016 accrued dividends and 12.8 per cent after dividends

•	Transitional common equity tier 1 capital ratio increased to 12.9 per cent

•	Transitional tier 1 capital ratio of 16.1 per cent

•	Transitional total capital ratio of 21.4 per cent

•	Leverage ratio of 4.7 per cent (31 December 2015: 4.8 per cent)

Differentiated UK focused business model continues to deliver in a challenging operating environment

•	Cost discipline and low risk business model providing competitive advantage

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months to 31 Mar 2016	Three months to 31 Mar 2015
	£ million	£ million

Interest and similar income	4,257	4,520
Interest and similar expense	(1,496)	(2,257)
Net interest income	2,761	2,263
Fee and commission income	765	847
Fee and commission expense	(300)	(283)
Net fee and commission income	465	564
Net trading income	2,393	6,377
Insurance premium income	1,727	(319)
Other operating income	(315)	609
Other income	4,270	7,231
Total income	7,031	9,494
Insurance claims	(3,658)	(4,951)
Total income, net of insurance claims	3,373	4,543
Regulatory provisions	(115)	−
Other operating expenses	(2,471)	(3,185)
Total operating expenses	(2,586)	(3,185)
Trading surplus	787	1,358
Impairment	(133)	(144)
Profit before tax	654	1,214
Taxation	(123)	(270)
Profit for the period	531	944

Profit attributable to ordinary shareholders	405	814
Profit attributable to other equity holders[1]	101	99
Profit attributable to equity holders	506	913
Profit attributable to non-controlling interests	25	31
Profit for the period	531	944

Basic earnings per share	0.6p	1.2p
Diluted earnings per share	0.6p	1.2p

[1]	The profit after tax attributable to other equity holders of £101 million (three months to 31 March 2015: £99 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £20 million (three months to 31 March 2015: £20 million).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2016	At 31 Dec 2015
Assets	£ million	£ million

Cash and balances at central banks	60,712	58,417
Trading and other financial assets at fair value through profit or loss	141,763	140,536
Derivative financial instruments	35,357	29,467
Loans and receivables:
Loans and advances to banks	25,688	25,117
Loans and advances to customers	456,709	455,175
Debt securities	4,113	4,191
	486,510	484,483
Available-for-sale financial assets	35,443	33,032
Held-to-maturity investments	21,449	19,808
Other assets	42,864	40,945
Total assets	824,098	806,688

Liabilities
Deposits from banks	19,049	16,925
Customer deposits	418,963	418,326
Trading and other financial liabilities at fair value through profit or loss	49,998	51,863
Derivative financial instruments	33,043	26,301
Debt securities in issue	88,084	82,056
Liabilities arising from insurance and investment contracts	104,320	103,071
Subordinated liabilities	22,119	23,312
Other liabilities	39,485	37,854
Total liabilities	775,061	759,708

Shareholders’ equity	43,268	41,234
Other equity instruments	5,355	5,355
Non-controlling interests	414	391
Total equity	49,037	46,980
Total equity and liabilities	824,098	806,688

STATUTORY (IFRS) PERFORMANCE

Review of results

The Group recorded a profit before tax of £654 million for the three months to 31 March 2016, a decrease of £560 million, or 46 per cent, compared with the profit before tax of £1,214 million for the three months to 31 March 2015. Although the Group’s results for the three months to 31 March 2016 are broadly comparable on a line-by-line basis to the results for the three months to 31 March 2015, comparisons are affected by the inclusion of the trading results of TSB up until the point of loss of control, at the end of March 2015.

Total income, net of insurance claims, decreased by £1,170 million, or 26 per cent, to £3,373 million for the three months to 31 March 2016 from £4,543 million in the three months to 31 March 2015.

Net interest income increased by £498 million, or 22 per cent, to £2,761 million in the three months to 31 March 2016 compared with £2,263 million in the same period in 2015. This was due to a decrease of £601 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £713 million in the three months to 31 March 2015 to £112 million in the three months to 31 March 2016, as a result of lower investment returns in 2016. Excluding this charge from both periods, and the £192 million net interest income of TSB from the comparative period, net interest income was £89 million, or 3 per cent, higher at £2,873 million in the three months to 31 March 2016 compared with £2,784 million in the same period in 2015. The net interest margin on the Group’s relationship lending and similar assets increased, offsetting the impact of a small reduction in average interest-earning assets, which principally related to lending outside of the Group’s risk appetite. The improvement in margin reflected the benefits of improved deposit pricing and mix, lower wholesale funding costs, a one-off credit to net interest income related to the credit card portfolio and the impact of the recent Enhanced Capital Note (ECN) redemptions.

Other income decreased by £2,961 million, or 41 per cent, to £4,270 million in the three months to 31 March 2016, compared with £7,231 million in the same period in 2015, due mainly to a £3,984 million decrease in net trading income, reflecting lower income from the insurance businesses driven by the impact of market conditions on policyholder assets. These market movements, together with the movement in insurance premium income, were largely offset in the Group’s income statement by a £1,293 million, or 26 per cent, decrease in the insurance claims expense, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies. Insurance premium income was £2,046 million higher at £1,727 million compared with a deficit of £319 million in the three months to 31 March 2015; underlying premium income of £1,640 million in 2015 having been offset by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group, this charge was offset by an equivalent credit within the insurance claims expense. Excluding this item from the comparable period, the insurance premium income of £1,727 million in the three months to 31 March 2016 was £87 million, or 5 per cent, higher.

Net fee and commission income was £99 million, or 18 per cent, lower at £465 million in the three months to 31 March 2016 compared with £564 million in the three months to 31 March 2015, principally as a result of the disposal of TSB and reduced levels of card and current account fees.

Other operating income was £924 million lower at a deficit of £315 million in the three months to 31 March 2016 compared with income of £609 million in the three months to 31 March 2015. The Group completed tender offers and redemptions in respect of its ECNs in March 2016, resulting in a net loss to the Group, reported in other operating income, of £721 million, principally comprising the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction. Excluding the loss in respect of the ECN’s, other operating income was £203 million lower at £406 million in the three months to 31 March 2016 compared with £609 million in the same period in 2015 reflecting reduced income from the movement in value of in-force insurance business, which was £278 million lower at a deficit of £23 million compared with income of £255 million in the three months to 31 March 2015.

STATUTORY (IFRS) PERFORMANCE (continued)

Total operating expenses decreased by £599 million, or 19 per cent, to £2,586 million in the three months to 31 March 2016 compared with £3,185 million in the three months to 31 March 2015. Excluding a charge of £665 million relating to the disposal of TSB from the results for the three months to 31 March 2015, costs were £66 million, or 3 per cent, higher at £2,586 million in the three months to 31 March 2016 compared with £2,520 million in the three months to 31 March 2015. There was a conduct provisions charge of £115 million in the three months to 31 March 2016 (three months to 31 March 2015: £nil) to cover retail conduct matters and a £135 million increase in restructuring costs from £26 million for the three months to 31 March 2015 to £161 million for the three months to March 31 2016, although there were TSB operating costs of £86 million and dual-running costs of £85 million in the three months to 31 March 2015. Adjusting for the above items, costs were £13 million lower at £2,310 million in the three months to 31 March 2016 compared with £2,323 million in the same period in 2015 as savings from the Group’s restructuring initiatives have more than offset the impact of annual pay increases and higher levels of operating lease depreciation following continued growth in the Lex Autolease fleet.

Impairment losses decreased by £11 million, or 8 per cent, to £133 million in the three months to 31 March 2016 compared with £144 million in the three months to 31 March 2015; the improvement reflects lower levels of new impairment partly offset by lower impairment releases and writebacks.

The tax charge for the three months to 31 March 2016 was £123 million (three months to 31 March 2015: £270 million), representing an effective tax rate of 19 per cent. The effective tax rate reflects the impact of tax exempt gains and capital losses not previously recognised.

On the balance sheet, total assets were £17,410 million or 2 per cent, higher at £824,098 million at 31 March 2016, compared with £806,688 million at 31 December 2015. Loans and advances to customers increased by £1,534 million from £455,175 million at 31 December 2015 to £456,709 million at 31 March 2016 with increased lending to SMEs, other commercial clients and UK consumer finance customers. Customer deposits increased by £637 million to £418,963 million compared with £418,326 million at 31 December 2015. Shareholders’ equity increased by £2,034 million, or 5 per cent, from £41,234 million at 31 December 2015 to £43,268 million at 31 March 2016 as a result of the retained profit for the period of £506 million and the positive impact of other reserve movements, in particular in relation to the cash flow hedging reserve.

The Group’s wholesale funding was £125 billion at 31 March 2016 (31 December 2015: £120 billion) of which 37 per cent (31 December 2015: 32 per cent) had a maturity of less than one year. The Group’s liquidity position remains satisfactory and the liquidity coverage ratio was in excess of 100 per cent at 31 March 2016.

The Group’s fully loaded common equity tier 1 ratio was 13.0 per cent before 2016 accrued dividends and 12.8 per cent after dividends. The Group's transitional common equity tier 1 capital ratio increased to 12.9 per cent at the end of March 2016 from 12.8 per cent at the end of December 2015 and the transitional total capital ratio decreased to 21.4 per cent (31 December 2015: 21.5 per cent).

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results

On an underlying basis, the Group’s profit before tax decreased by £124 million, or 6 per cent, to £2,054 million in the first three months of 2016, compared with £2,178 million in the same period in 2015. However, adjusting for the impact of the sale of TSB at the end of March 2015, underlying profit was flat at £2,054 million in the three months to 31 March 2016, compared with £2,060 million in the first three months of 2015.

Underlying income decreased slightly in the three months to 31 March 2016 compared with the first three months of 2015, excluding the income in TSB. Net interest income, again adjusted for the disposal of TSB, was higher than in the first three months of 2015, as an improvement in the Group’s banking net interest margin has more than offset the impact of a small reduction in average interest-earning assets. The improvement in net interest margin compared with 2015 was due to improved deposit pricing and mix, lower wholesale funding costs and a benefit from the Group’s redemptions of its ECNs; the net interest margin also benefitted from a one-off credit to net interest income relating to the credit cards portfolio.

Other income, net of insurance claims, decreased in the first three months of 2016 when compared with the first three months of 2015, excluding the impact of the disposal of TSB, largely due to lower insurance income and continued pressure on fees and commissions.

Total costs, adjusted for TSB, were lower in the three months to 31 March 2016 compared with the first quarter of 2015 reflecting the acceleration of savings from the Simplification programme, partly offset by increased investment and increased operating lease depreciation driven by the continued growth in the Lex Autolease fleet.

The impairment charge decreased in the three months to 31 March 2016 when compared with the first quarter of 2015, excluding the impact of the sale of TSB, largely as a result of lower levels of new impairment partly offset by lower releases and writebacks. Impaired loans as a percentage of closing advances reduced compared with the end of December 2015.

Reconciliation of underlying profit to statutory profit before tax

	Three months to 31 Mar 2016	Three months to 31 Mar 2015
	£m	£m

Underlying profit	2,054	2,178
Enhanced Capital Notes	(790)	(65)
Asset sales	(1)	(5)
Liability management	(1)	(4)
Own debt volatility	54	(1)
Other volatile items	(92)	(149)
Volatility arising in insurance business	(163)	242
Fair value unwind	(47)	(129)
Conduct provisions	(115)	−
Restructuring and TSB dual running costs	(161)	(111)
Charge relating to TSB disposal	−	(660)
Amortisation of purchased intangibles	(84)	(82)
Profit before tax – statutory	654	1,214

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Enhanced Capital Notes (ECNs)

The loss relating to the ECNs in the first quarter was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes.

Asset sales

Asset sales comprise the gains and losses on asset disposals (three months to 31 March 2016: loss of £1 million; three months to 31 March 2015: loss of £5 million), principally of assets which were outside of the Group’s risk appetite.

Liability management

Losses of £1 million arose in the three months to 31 March 2016 (three months to 31 March 2015: £4 million) on transactions undertaken as part of the Group’s management of its wholesale funding and capital.

Own debt volatility

Own debt volatility includes a gain relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

Other volatile items

Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a charge of £72 million (a charge of £170 million was incurred in the three months to 31 March 2015). Other volatile items also include a negative net derivative valuation adjustment of £20 million (three months to 31 March 2015: a credit of £21 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business

The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business decreased the Group’s statutory profit by £163 million in the three months to 31 March 2016; this compares with positive insurance volatility which increased the Group’s statutory profit by £242 million in the three months to 31 March 2015.

Fair value unwind

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature or become impaired. Generally, this leads to higher interest expense as the value of HBOS’s own debt accretes to par and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Conduct provisions

There was a charge of £115 million in the three months to 31 March 2016 (three months to 31 March 2015: £nil) to cover retail conduct matters.

Restructuring and TSB dual running costs

Restructuring costs were £161 million (three months to 31 March 2015: £26 million) and comprise severance related costs incurred to deliver phase II of the Simplification programme and the costs of implementing the Group’s non-ring-fenced bank; and during the three months to 31 March 2015, the Group also incurred TSB dual running costs of £85 million.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Charge relating to TSB disposal in 2015

During the three months to 31 March 2015, the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Sabadell) and that it had entered into an irrevocable undertaking to accept Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

Amortisation of purchased intangibles

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £84 million in the three months to 31 March 2016 (three months to 31 March 2015: £82 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

CAPITAL AND LEVERAGE DISCLOSURES

	At 31 Mar 2016	At 31 Dec 2015
Capital resources (transitional)	£ million	£ million

Common equity tier 1
Shareholders’ equity per balance sheet	43,268	41,234
Deconsolidation of insurance entities	(636)	(1,199)
Other adjustments	(3,982)	(2,015)
Deductions from common equity tier 1	(9,874)	(9,476)
Common equity tier 1 capital	28,776	28,544

Additional tier 1 instruments	8,626	9,177
Deductions from tier 1	(1,313)	(1,177)
Total tier 1 capital	36,089	36,544

Tier 2 instruments and eligible provisions	13,267	13,208
Deductions from tier 2	(1,540)	(1,756)
Total capital resources	47,816	47,996

Risk-weighted assets
Credit risk	173,672	172,494
Counterparty credit risk	8,451	7,981
Credit valuation adjustment risk	1,087	1,684
Operational risk	26,123	26,123
Market risk	3,241	3,775
Threshold risk-weighted assets	11,349	10,788
Total risk-weighted assets	223,923	222,845

Leverage
Total tier 1 capital (fully loaded)	33,869	33,860
Statutory balance sheet assets	824,098	806,688
Deconsolidation and other adjustments	(160,865)	(150,912)
Off-balance sheet items	56,890	56,424
Total exposure	720,123	712,200

Ratios
Transitional common equity tier 1 capital ratio	12.9%	12.8%
Transitional tier 1 capital ratio	16.1%	16.4%
Transitional total capital ratio	21.4%	21.5%
Leverage ratio[1]	4.7%	4.8%
Average leverage ratio[2]	4.7%
Average leverage exposure measure[3]	718,775

[1]	The countercyclical leverage ratio buffer is currently nil.
[2]	The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter. The average of 4.7 per cent over the quarter compared with 4.8 per cent and 4.7 per cent at the start and end of the quarter respectively reflects both the impact of the ECN losses recognised during the quarter and the increase in balance sheet assets.
[3]	The average leverage exposure measure is based on the average of the month end exposure measures over the quarter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	28 April 2016